FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For
the month ended November, 2021

ICON plc
(Registrant's name)

333-08704
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland
Brendan.Brennan@iconplc.com
+353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F___X___	Form 40-F______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.
Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc
    This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, registration statement on Form F-4 (Registration No. 333-254891) of ICON plc and in the prospectus contained therein, registration statement on Form S-8 (Registration No. 333-152802) of ICON plc, registration statement on Form S-8 (Registration No. 333-190068) of ICON plc, registration statement on Form S-8 (Registration No. 333-231527) of ICON plc, registration statement on Form S-8 (Registration No. 333-254891) of ICON plc, and registration statement on Form S-8 (Registration No. 333-257578) of ICON plc and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

    As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

    ICON public limited company (“ICON”) is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

    We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2021 we had approximately 37,960 employees, in 159 locations in 53 countries. During the nine months ended September 30, 2021, we derived approximately 44.5%, 48.4% and 7.1% of our revenue in the United States, Europe and Rest of World respectively.

    We began operations in 1990 and have expanded our business through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process. We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is +353-1-291-2000.

Recent developments

PRA Health Sciences, Inc. - Merger Completion

On July 1, 2021, ICON plc completed its merger (the "Merger") with PRA Health Sciences, Inc. ("PRA"). The combined company has retained the name ICON and brings together 37,960 employees across 53 countries, creating the world’s most advanced healthcare intelligence and clinical research organization.

The combined company leverages its enhanced operations to transform clinical trials and accelerate biopharma customers’ commercial success through the development of much needed medicines and medical devices. The new ICON has a renewed focus on leveraging data, applying technology and accessing diverse patient populations to speed up drug development.

Upon completion of the Merger, pursuant to the terms of the merger agreement, PRA became a wholly owned subsidiary of ICON plc. Under the terms of the Merger, PRA shareholders received per share $80 in cash and 0.4125 shares of ICON stock. The trading of PRA common stock on NASDAQ was suspended prior to market open on July 1, 2021.

The condensed financial statements below reflect the results of the combined company for the three month period since the Merger completion on July 1, 2021. The results of PRA in the period prior to July 1, 2021 are not reflected in the condensed financial statements below, other than where clearly stated and required by GAAP.

Senior Secured Credit Facilities

In conjunction with the completion of the Merger agreement, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). The proceeds of the senior secured term loan facility were used to repay the outstanding amount of (i) PRA’s existing credit facilities and (ii) the Company's private placement notes outstanding and fund, in part, the transaction. The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026.

Borrowings under the senior secured term loan facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is, at the option of the applicable borrower (as defined in the credit agreement), either (i) the base rate (as described in the credit agreement) plus an applicable margin of 1.50% or (ii) LIBOR plus an applicable margin of 2.50%, in each case, with a step down of 0.25% if the first lien net leverage ratio is equal to or less than 4.00 to 1.00. The senior secured term loan facility is subject to a LIBOR floor of 0.50%.

The Borrowers’ (as defined in the credit agreement) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON’s, the Borrowers’ and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the Senior Secured Notes (see below), subject to other permitted liens.

On September 27, 2021, the Company repaid $13.8 million of the senior secured term loan facility and made a quarterly interest payment of $40.4 million.

Senior Secured Notes

In addition to the Senior Secured Credit Facilities, on July 1, 2021, a subsidiary of the Company issued $500 million in aggregate principal amount of 2.875% senior secured notes due 2026 (the “Senior Secured Notes”) in a private offering (the “Offering”). The Senior Secured Notes will mature on July 15, 2026. The proceeds from the Offering and borrowings made under the Senior Secured Credit Facilities, together with cash on hand, were used to (i) fund the cash consideration payable by ICON for the Merger, (ii) repay existing indebtedness of ICON and PRA and (iii) pay fees and expenses related to the Merger, the Offering and the Senior Secured Credit Facilities. The Senior Secured Notes are guaranteed on a senior secured basis by ICON and its direct and indirect subsidiaries that guarantee the Senior Secured Credit Facilities.

Repayment of the 2020 Senior Notes

On December 8, 2020, the Company issued new senior notes, (the "2020 Senior Notes") for aggregate gross proceeds of $350.0 million in the private placement market. The 2020 Senior Notes were issued in two tranches; Series A Notes of $275.0 million at a fixed interest rate of 2.32% and Series B Notes of $75.0 million at a fixed interest rate of 2.43%. The effective interest rate was adjusted by the impact of an interest rate cash flow hedge which was entered into in advance of the rate fixing date. This cash flow hedge was deemed to be fully effective in accordance with ASC 815 'Derivatives and Hedging'. The realized loss related to this derivative was recorded within other comprehensive income and amortized over the life of the 2020 Senior Notes. The effective rate on the 2020 Senior Notes was fixed at 2.41%.

In connection with the Merger with PRA, the Company was required to repay the 2020 Senior Notes prior to entering into the Senior Secured Credit Facilities and the Senior Secured Notes. In June 2021, ICON committed to entering into the Senior Secured Credit Facilities and the Senior Secured Notes and therefore committed to replacing the 2020 Senior Notes. The 2020 Senior Notes have been repaid and long term financing consisting of the Senior Secured Credit Facilities and the Senior Secured Notes have been drawn. The 2020 Senior Notes were repaid on July 1, 2021 inclusive of early repayment charges. The total repayment on July 1, 2021 was $364.0 million.

Board Appointments

As a result of the Merger, Mr. Colin Shannon and Dr. Linda Grais, who both served on the PRA Board, joined ICON’s Board of Directors. The appointments were approved at the Company's annual general meeting held on July 20, 2021.

Mr. Shannon previously served as PRA's President and Chief Executive Officer and was a director of the Company since 2010. He was also the Chairman of the Board of Directors at PRA. Mr. Shannon joined PRA in 2007, serving first as President and Chief Operating Officer. Prior to joining PRA, he was Executive Vice President, Global Clinical Operations at Pharmaceutical Product Development, Inc. (now known as PPD, Inc., or PPD). During his 12 year tenure with PPD, he held various leadership roles, including Chief Operating Officer for its European division and Chief Financial and Administration Officer for Europe and the Pacific Rim.

Dr. Grais was previously a member of the PRA board since October 2015. Dr. Grais served as a member of the board of directors of Ocera Therapeutics, Inc., a biopharmaceutical company, from January 2008 through December 2017 and as President and Chief Executive Officer of Ocera Therapeutics, Inc. from June 2012 to December 2017. Prior to her employment by Ocera Therapeutics, Dr. Grais served as a managing member at InterWest Partners, a venture capital firm from May 2005 until February 2011. She sits on the audit committees of Corvus Pharmaceuticals, Inc., Zosano Pharma Corporation and Arca Biopharma, Inc. and on the compensation committee of Arca Biopharma, Inc.

Assessment of COVID-19 impact on the business

    In the period since December 31, 2020, the Company has continued to experience a return to positive growth in revenue and net income as a result of the ongoing recovery from the global COVID-19 pandemic. At this point in time, there still remains some degree of uncertainty relating to the long-term effect of COVID-19 on our business and when it will be possible for business activity to return to normal operating levels. Although the impact of the global COVID-19 pandemic is reducing, we continue to experience restrictions on our ability to ensure laboratory samples are collected and analyzed on time, our ability to monitor our clinical trials, the ability of patients or service providers to travel, and our ability to travel, as a result of the outbreak.

ICON has continued to successfully mobilize its vaccine resources to address the COVID-19 global threat, including its ability to conduct home-based trials to minimize infection. In addition, the Company is currently providing clinical monitoring and safety oversight on more than 100 COVID-19 trials for both the private and government sectors.

Share repurchase program

     During the year ended December 31, 2020, 1,235,218 ordinary shares were redeemed by the Company for a total consideration of $175.0 million. During the nine months ended September 30, 2021, no ordinary shares were redeemed by the Company under this buyback program.

    All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law.

New accounting pronouncements

Recently adopted accounting standards

In December 2019, the FASB issued ASU 2019-12 'Simplifying the Accounting for Income Taxes (Topic 740)'. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company will adopt the amendments in this ASU on a prospective basis, except where the required method of adoption is retrospective or modified retrospective. ASU 2019-12 is effective for the Company for fiscal years commencing on or after December 15, 2020. The adoption of this ASU did not have a significant impact on the financial statements.

In January 2020, the FASB issued ASU 2020-01, 'Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)'. ASU 2020-01 states any equity security transitioning from the alternative method of accounting under Topic 321 to the equity method, or vice versa, due to an observable transaction will be re-measured immediately before the transition. In addition, the ASU clarifies the accounting for certain non-derivative forward contracts or purchased call options to acquire equity securities stating such instruments will be measured using the fair value principles of Topic 321 before settlement or exercise. The ASU is effective for fiscal years beginning after December 15, 2020, and will be applied on a prospective basis. The adoption of this ASU did not have a significant impact on the financial statements.

In August 2020, the FASB issued ASU 2020-06 ‘Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity’ which removes the separation models in ASC 470 ‘Debt’ for convertible debt with cash conversion features and convertible instruments with beneficial conversion features. The ASU also removes from ASC 815 ‘Derivatives and Hedge Accounting’ certain conditions for equity classification for contracts on an entity’s own equity. The adoption of this ASU did not have a significant impact on the financial statements.

     ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2021 AND DECEMBER 31, 2020

	(Unaudited)	(Audited)
	September 30, 2021	December 31, 2020
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$1,008,524	$840,305
Available for sale investments	1,712	1,729
Accounts receivable, net of allowance for credit losses	1,338,326	715,271
Unbilled revenue	550,692	428,684
Other receivables	60,376	35,394
Prepayments and other current assets	131,554	53,477
Income taxes receivable	38,484	28,118
Total current assets	3,129,668	2,102,978

Other Assets:
Property, plant and equipment, net	319,457	174,343
Goodwill	8,935,212	936,257
Operating right-of-use assets	238,107	84,561
Other non-current assets	57,637	20,773
Non-current income taxes receivable	16,119	17,230
Non-current deferred tax asset	117,313	12,705
Equity method investments	3,062	4,534
Investments in equity-long term	22,758	15,765
Intangible assets, net	4,815,184	66,460
Total Assets	$17,654,517	$3,435,606
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$62,576	$51,113
Unearned revenue	1,349,000	660,883
Other liabilities	794,879	399,769
Income taxes payable	39,614	12,178
Current bank credit lines and loan facilities	55,150	—
Total current liabilities	2,301,219	1,123,943
Other Liabilities:
Non-current bank credit lines and loan facilities	5,872,720	348,477
Non-current operating lease liabilities	190,912	60,801
Non-current other liabilities	73,917	26,366
Non-current government grants	760	838
Non-current income taxes payable	18,868	14,539
Non-current deferred tax liability	1,227,535	10,406
Commitments and contingencies	—	—
Total Liabilities	9,685,931	1,585,370

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
81,397,821 shares issued and outstanding at September 30, 2021 and
52,788,093 shares issued and outstanding at December 31, 2020	6,629	4,580
Additional paid-in capital	6,700,407	617,104
Other undenominated capital	1,134	1,134
Accumulated other comprehensive loss	(79,196)	(35,477)
Retained earnings	1,339,612	1,262,895
Total Shareholders' Equity	7,968,586	1,850,236
Total Liabilities and Shareholders' Equity	$17,654,517	$3,435,606
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND SEPTEMBER 30, 2020
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in thousands except share and per share data)

Revenue	$1,866,352	$701,729	$3,595,705	$2,037,059

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,357,942	493,410	2,615,309	1,444,536
Selling, general and administrative expense	206,713	82,715	382,614	254,309
Depreciation and amortization	140,636	16,801	175,317	48,981
Transaction and integration-related expenses	149,791	402	182,309	(497)
Restructuring	6,162	—	6,162	18,089

Total costs and expenses	1,861,244	593,328	3,361,711	1,765,418

Income from operations	5,108	108,401	233,994	271,641
Interest income	53	268	496	2,518
Interest expense	(102,306)	(3,239)	(129,584)	(9,640)

(Loss) income before provision for income taxes	(97,145)	105,430	104,906	264,519
Benefit arising (provision) for income taxes	3,563	(13,706)	(26,718)	(32,706)

(Loss) income before share of earnings from equity method investments	(93,582)	91,724	78,188	231,813
Share of equity method investments	(688)	(83)	(1,471)	(83)

Net (loss) income	(94,270)	91,641	76,717	231,730
Net income attributable to noncontrolling interest	—	—	—	(633)
Net (loss) income attributable to the Group	$(94,270)	$91,641	$76,717	$231,097

Net (loss) income per Ordinary Share attributable to the Group (note 14):

Basic	$(1.17)	$1.74	$1.23	$4.28
Diluted	$(1.17)	$1.72	$1.22	$4.25

Weighted average number of Ordinary Shares outstanding (note 14):

Basic	80,771,397	52,737,299	62,264,851	52,885,252

Diluted	80,771,397	53,194,327	63,095,857	53,283,680

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND SEPTEMBER 30, 2020
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in thousands)		(in thousands)
Comprehensive (loss) income:
Net (loss) income attributable to the group	$(94,270)	$91,641	$76,717	$231,097

Currency translation adjustment	(35,300)	24,004	(44,209)	12,176
Currency impact of long term funding (net of tax)	(162)	(297)	(401)	(1,299)
Transfer to realized capital gain	—	—	—	(232)
Amortization of interest rate hedge	—	(243)	—	(725)
Write off of loss on interest rate hedge	—	(145)	113	(905)
Fair value of cash flow hedge (net of tax)	—	(77)	778	306
Total comprehensive (loss) income attributable to the group	$(129,732)	$114,883	$32,998	$240,418

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(UNAUDITED)

		Group
	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(dollars in thousands, except share data)
Balance at December 31, 2020	52,788,093	$4,580	$617,104	$1,134	$(35,477)	$1,262,895	$1,850,236
Net income	—	—	—	—	—	97,122	97,122
Exercise of share options	—	—	—	—	—	—	—
Issue of restricted share units	70,097	5	—	—	—	—	5
Non-cash stock compensation expense	—	—	6,310	—	—	—	6,310
Share issuance costs	—	—	(5)	—	—	—	(5)
Other comprehensive income, net of tax	—	—	—	—	(19,497)	—	(19,497)
Balance at March 31, 2021	52,858,190	$4,585	$623,409	$1,134	$(54,974)	$1,360,017	$1,934,171
Net income	—	—	—	—	—	73,865	73,865
Exercise of share options	4,020	—	170	—	—	—	170
Issue of restricted share units	95,853	7	—	—	—	—	7
Non-cash stock compensation expense	—	—	8,495	—	—	—	8,495
Share issuance costs	—	—	(5)	—	—	—	(5)
Other comprehensive income, net of tax	—	—	—	—	11,240	—	11,240
Balance at June 30, 2021	52,958,063	$4,592	$632,069	$1,134	$(43,734)	$1,433,882	$2,027,943
Net loss	—	—	—	—	—	(94,270)	(94,270)
Exercise of share options	909,723	54	103,811	—	—	—	103,865
Issue of restricted share units	157,608	23	—	—	—	—	23
Issue of shares associated with a business combination	27,372,427	1,960	5,656,166	—	—	—	5,658,126
Replacement share-based awards issued to acquiree employees	—	—	209,399	—	—	—	209,399
Non-cash stock compensation expense	—	—	99,771	—	—	—	99,771
Share issuance costs	—	—	(809)	—	—	—	(809)
Other comprehensive income, net of tax	—	—	—	—	(35,462)	—	(35,462)
Balance at September 30, 2021	81,397,821	$6,629	$6,700,407	$1,134	$(79,196)	$1,339,612	$7,968,586

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(UNAUDITED)

		Group
	Shares	Amount	Additional Paid-In Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total	Redeemable Noncontrolling Interest
	(dollars in thousands, except share data)
Balance at December 31, 2019	53,622,206	$4,635	$577,961	$1,052	$(75,819)	$1,110,226	$1,618,055	$39,510
Net income	—	—	—	—	—	91,696	91,696	633
Exercise of share options	31,964	2	859	—	—	—	861	—
Issue of restricted share units	89,799	6	—	—	—	—	6	—
Non-cash stock compensation expense	—	—	6,035	—	—	—	6,035	—
Share issuance costs	—	—	(3)	—	—	—	(3)	—
Share repurchase program	(1,235,218)	(82)	—	82	—	(175,000)	(175,000)	—
Share repurchase costs	—	—	—	—	—	(140)	(140)	—
Other comprehensive income, net of tax	—	—	—	—	(23,136)		(23,136)	—
Noncontrolling interest redemption adjustment	—	—	—	—	—	(4,522)	(4,522)	4,522
Exercise of call option on noncontrolling interest	—	—	—	—	—	—	—	(44,665)
Balance at March 31, 2020	52,508,751	$4,561	$584,852	$1,134	$(98,955)	$1,022,260	$1,513,852	$—
Net income	—	—	—	—	—	47,760	47,760	—
Exercise of share options	8,235	1	586	—	—	—	587	—
Issue of restricted share units	112,081	7	—	—	—	—	7	—
Non-cash stock compensation expense	—	—	7,065	—	—	—	7,065	—
Share issuance costs	—	—	(3)	—	—	—	(3)	—
Other comprehensive income, net of tax	—	—	—	—	9,215	—	9,215	—
Balance at June 30, 2020	52,629,067	$4,569	$592,500	$1,134	$(89,740)	$1,070,020	$1,578,483	$—
Net income	—	—	—	—	—	91,641	91,641	—
Exercise of share options	140,945	9	10,878	—	—	—	10,887	—
Issue of restricted share units	5,231	1	—	—	—	—	1	—
Non-cash stock compensation expense	—	—	6,866	—	—	—	6,866	—
Share issuance costs	—	—	(4)	—	—	—	(4)	—
Other comprehensive income, net of tax	—	—	—	—	23,242	—	23,242	—
Balance at September 30, 2020	52,775,243	$4,579	$610,240	$1,134	$(66,498)	$1,161,661	$1,711,116	$—
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND SEPTEMBER 30, 2020 (UNAUDITED)

	Nine Months Ended
	September 30, 2021	September 30, 2020
	(in thousands)
Cash flows from operating activities:
Net income	$76,717	$231,730
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	175,317	48,981
Impairment of right-of-use assets	5,731	5,411
Reduction in carrying value of operating right-of-use assets	30,607	21,367
Unrealized foreign currency gains, net	(7,374)	(3,982)
Loss on issuance of debt	59,460	—
Loss on equity method investments	1,471	83
Stock compensation expense	114,791	20,157
Loss/(gain) on interest rate hedge	891	(725)
Amortization of financing costs	4,448	368
Loss on extinguishment of debt	14,434	—
Deferred taxes	(26,532)	1,416
Other non-cash items	(1,592)	(121)
Changes in operating assets and liabilities, net of acquired assets and assumed liabilities:
Accounts receivable	123,413	24,623
Unbilled revenue	49,203	(17,635)
Unearned revenue	(60,514)	82,386
Other assets and liabilities	(21,147)	(41,446)
Net cash provided by operating activities	539,324	372,613
Cash flows from investing activities:
Purchase of property, plant and equipment	(46,067)	(28,026)
Purchase of subsidiary undertakings, net of cash acquired	(5,914,475)	(37,761)
Purchase of equity method investments	(2,450)	(2,450)
Sale of available for sale investments	17	47,902
Purchase of investments in equity - long term	(2,243)	(2,737)
Net cash used in investing activities	(5,965,218)	(23,072)
Cash flows from financing activities:
Financing related costs	(30,349)	—
Proceeds from exercise of equity compensation	104,070	12,349
Share issue costs	(848)	(10)
Repurchase of ordinary shares	—	(175,000)
Share repurchase costs	—	(140)
Drawdown of bank credit lines and loan facilities, net of debt issuance costs and debt discount withheld	5,905,100	—
Repayment of bank credit lines and loan facilities	(377,780)	—
Net cash provided by (used in) financing activities	5,600,193	(162,801)
Effect of exchange rate movements on cash	(6,080)	946
Net increase in cash and cash equivalents	168,219	187,686
Cash and cash equivalents at beginning of period	840,305	520,309
Cash and cash equivalents at end of period	$1,008,524	$707,995

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2021
1. Basis of presentation

    These condensed consolidated financial statements which have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

    The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2020 (see note 2 - Significant accounting policies for impact of adoption of any new accounting standards). Operating results for the nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2021.

Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current period’s presentation. Most notably, the Company has presented transaction and integration-related expenses as a separate line in the Condensed Consolidated Statement of Operations and reclassified certain costs incurred in the three and nine months ended September 30, 2020 within this line. These costs consist of transaction and integration-related expenses and contingent consideration valuation adjustments related to ICON's prior period acquisitions. These costs were previously presented in the selling, general and administrative expenses but have been reclassified to transaction and integration-related expenses to conform to the current period’s presentation.

2. Significant accounting policies
Revenue recognition
The Company earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, consulting, contract staffing, data services and laboratory services. Contracts range in duration from a number of months to several years.

    ASC 606 requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation(s).

Clinical trial service revenue
A clinical trial service is a single performance obligation satisfied over time, i.e. the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being total project costs incurred (inclusive of third party costs) at each reporting period as a percentage of forecasted total project costs.

Contracting services revenue
    The Company has availed of the practical expedient which results in recognition of revenue on a right to invoice basis. Application of the practical expedient reflects the right to consideration from the customer in an amount that corresponds directly with the value to the customer of the performance completion to date. This reflects hours performed by contract staff.

Consulting services revenue
    We have concluded that our consulting services contracts represent a single performance obligation satisfied over time. The transaction price is determined by reference to contract or change order value. Revenue is recognized as the performance obligation is satisfied. The progress towards completion for consulting contracts is measured based on total project inputs (time) at each reporting period as a percentage of forecasted total project inputs.

Laboratory services revenue
    Revenue is recognized when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the products or services are transferred to the customer. Revenue for laboratory services is measured as the amount of consideration we expect to receive in exchange for transferring products or services. Where contracts with customers contain multiple performance obligations, the transaction price is allocated to each performance obligation based on the estimated relative selling price of the promised good or service. Service revenue is recognized over time as the services are delivered to the customer based on the extent of progress towards completion of the performance obligation. The determination of the methodology to measure progress requires judgment and is based on the nature of services provided. This requires an assessment of the transfer of value to the customer. The right to invoice measure of progress is generally related to rate per unit contracts, as the extent of progress towards completion is measured based on discrete service or time-based increments, such as samples tested or labor hours incurred. Revenue is recorded in the amount invoiced since that amounts corresponds to the value of the Company's performance and the transfer of value to the customer.

Data services revenue
The Company provides data reports and analytics to customers based on agreed-upon specifications, including the timing of delivery, which is typically either weekly, monthly, or quarterly. If a customer requests more than one type of data report or series of data reports within a contract, each distinct type of data report is a separate performance obligation. The contracts provide for the Company to be compensated for the value of each deliverable. The transaction price is determined using list prices, discount agreements, if any, and negotiations with the customers, and generally includes any out-of-pocket expenses. Typically, the Company bills in advance of services being provided with the amount being recorded as unearned revenue.

When multiple performance obligations exist, the transaction price is allocated to performance obligations on a relative standalone selling price basis. In cases where the Company contracts to provide a series of data reports, or in some cases data, the Company recognizes revenue over time using the “units delivered” output method as the data or reports are delivered. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the services performed.

Certain arrangements include upfront customization or consultative services for customers. These arrangements often include payments based on the achievement of certain contractual milestones. Under these arrangements, the Company contracts with a customer to carry out a specific study, ultimately resulting in delivery of a custom report or data product. These arrangements are a single performance obligation given the integrated nature of the service being provided. The Company typically recognizes revenue under these contracts over time, using an output-based measure, generally time elapsed, to measure progress and transfer of control of the performance obligation to the customer. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the service performed.

The Company enters into contracts with some of its larger data suppliers that involve non-monetary terms. The Company will issue purchase credits to be used toward the data supplier's purchase of the Company's services based on the fair value of the data obtained. In exchange, the Company receives monetary discounts on the data received from the data suppliers. The fair value of the revenue earned from the customer purchases is recognized as services are delivered as described above. At the end of the contract year, any unused customer purchase credits may be forfeited or carried over to the next contract year based on the terms of the data supplier contract.

Commissions
    Incremental costs of obtaining a contract are recognized as an asset on the Condensed Consolidated Balance Sheet in respect of those contracts that exceed one year. Where commission costs relate to contracts that are less than one year, the practical expedient is applied as the amortization period of the asset which would arise on deferral would be one year or less.

Business combinations

The cost of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control. Where a business combination agreement provides for an adjustment to the cost of the acquisition which is contingent upon future events, the amount of the estimated adjustment is recognized at the acquisition date at the fair value of the contingent consideration. Any changes to this estimate outside the measurement period will depend on the classification of the contingent consideration. If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity. If the contingent consideration is classified as a liability any adjustments will be accounted for through the Condensed Consolidated Statement of Operations or Other Comprehensive Income depending on whether the liability is considered a financial instrument.

    The assets, liabilities and contingent liabilities of businesses acquired are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are determined at the date of each exchange transaction. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to goodwill in the reporting period in which the adjustments are determined.

Debt issuance costs

Debt issuance costs relating to the Company’s long-term debt are recorded as a direct reduction of long-term debt; these costs are deferred and amortized to interest expense using the effective interest method, over the respective terms of the related debt. Debt issuance costs relating to the Company’s revolving credit facilities are recorded as an asset; these costs are deferred and amortized to interest expense using the straight-line method.

Transaction and integration-related expenses

Transaction and integration-related expenses are the incremental costs directly attributable to the completion and integration activities associated with the Company’s recent acquisitions. The costs consist of investment banking fees, advisory costs, retention agreements with employees, accelerated share compensation charges, contingent consideration valuation adjustments and ongoing integration activities. The Company accounts for these transaction and integration-related costs as expenses in the periods in which the costs are incurred and the services are received.

Goodwill

Goodwill represents the excess of the cost of acquired entities over the net amounts assigned to assets acquired and liabilities assumed. Goodwill primarily comprises acquired workforce in place which does not qualify for recognition as an asset apart from goodwill. Goodwill is stated net of any provision for impairment.

Intangible assets

Intangible assets are amortized on a straight line basis over their estimated useful life.

Disclosure of fair value of financial instruments

Cash, cash equivalents, other receivables, available for sale investments, accounts receivable, accounts payable, investigator payments and income taxes payable have carrying amounts that approximate fair value due to the short term maturities of these instruments. Other liabilities' carrying amounts approximate fair value based on net present value of estimated future cash flows. Debt is measured at historical cost.

Financial instruments are measured in the Condensed Consolidated Balance Sheets at amortized cost or fair value using a fair value hierarchy of valuation inputs. For financial instruments measured at amortized cost, the fair value of these financial instruments closely approximates their fair value. The fair value hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:
Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The Company classifies its investments in short term debt or equity investments as available for sale, as it does not actively trade such securities nor does it intend to hold them to maturity. The fair value of short term investments are represented by level 1 fair value measurements – quoted prices in active markets for identical assets. The unrealized movements in fair value are recognized in equity until disposal or sale, at which time, those unrealized movements from prior periods are recognized in the Condensed Consolidated Statement of Operations. Losses other than temporary, which reduce the carrying amount below cost are recognized in Condensed Consolidated Statement of Operations.

Share-based compensation

The Company accounts for its share options, Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") in accordance with the provisions of ASC 718 'Compensation – Stock Compensation'. Share-based compensation expense for equity-settled awards made to employees and directors is measured and recognized based on estimated grant date fair values.

These equity-settled awards include employee share options, RSUs and PSUs. Share-based compensation expense for share options awarded to employees and directors is estimated at the grant date based on each option's fair value as calculated using the Black-Scholes option-pricing model. Share-based compensation for RSUs and PSUs awarded to employees and directors is calculated based on the market value of the Company's shares on the date of award of the RSUs and PSUs. The value of awards expected to vest is recognized as an expense over the requisite service periods. We account for forfeitures as they occur.

Estimating the grant date fair value of share options as of the grant date using an option-pricing model, such as the Black-Scholes model, is affected by the Company's share price as well as assumptions regarding a number of complex variables. These variables include, but are not limited to, the expected share price volatility over the term of the awards, risk-free interest rates and the expected term of the awards.

3. Revenue

    Revenue disaggregated by customer profile is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in thousands)		(in thousands)

Clients 1-5	525,806	269,460	1,242,446	802,503
Clients 6-10	283,003	89,062	472,788	249,807
Clients 11-25	398,816	118,156	704,312	344,463
Other	658,727	225,051	1,176,159	640,286

Total	$1,866,352	$701,729	$3,595,705	$2,037,059

Revenue from individual customers greater than 10% of consolidated revenue in the respective periods was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Customer:
Customer A	*	12.4%	*	11.5%
Customer B	*	*	*	10.7%
*Less than 10%

4. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)

    Accounts receivables and unbilled revenue are as follows:

	September 30, 2021	December 31, 2020
	(in thousands)
Contract assets:
Billed services (accounts receivable)	$1,345,588	$722,420
Unbilled services (unbilled revenue)	550,692	428,684
Accounts receivable and unbilled revenue	1,896,280	1,151,104
Allowance for credit losses	(7,262)	(7,149)

Accounts receivable and unbilled revenue, net	$1,889,018	$1,143,955

Unbilled services and unearned revenue or payments on account (contract assets and liabilities) were as follows:

(in thousands, except percentages)	September 30, 2021	December 31, 2020	$ Change	% Change

Unbilled services (unbilled revenue)	$550,692	$428,684	$122,008	28.5%
Unearned revenue (payments on account)	(1,349,000)	(660,883)	(688,117)	104.1%

Net balance	$(798,308)	$(232,199)	$(566,109)	243.8%

    Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled services and therefore contract assets rather than accounts receivables when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer. As there is no contractual right to set-off between unbilled services (contract assets) and unearned revenue (contract liabilities), each are separately presented gross on the Condensed Consolidated Balance Sheet.

Unbilled services as at September 30, 2021 increased by $122.0 million compared to December 31, 2020. Unearned revenue increased by $688.1 million over the same period resulting in a decrease of $566.1 million in the net balance of unbilled services and unearned revenue or payments on account between December 31, 2020 and September 30, 2021. These fluctuations are primarily due to the Merger with PRA on July 1, 2021 but also partly due to timing of payments and invoicing related to the Group's clinical trial management contracts. Billings and payments are established by contractual provisions including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contracts when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

    As of September 30, 2021 approximately $13.0 billion (September 30, 2020: $6.1 billion) of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 49% of the unsatisfied performance obligation over the next 12 months, with the remainder recognized thereafter over the duration of the customer contracts.

5. Goodwill

	Nine Months Ended	Year Ended
	September 30, 2021	December 31, 2020
	(in thousands)
Opening balance	$936,257	$883,170
Current period acquisitions (Note 7)	8,013,878	27,191
Prior period acquisitions	—	123
Foreign exchange movement	(14,923)	25,773

Closing balance	$8,935,212	$936,257
There are no accumulated impairment charges as of September 30, 2021 and December 31, 2020.

6. Intangible assets

Intangible assets, net consisted of the following:

	Nine Months Ended	Year Ended
	September 30, 2021	December 31, 2020
Cost	(in thousands)
Customer relationships	$4,047,002	$144,251
Order backlog	527,324	39,269
Trade names & brands	204,705	2,766
Patient database	170,513	2,552
Technology assets	121,672	11,173
Total cost	5,071,216	200,011
Accumulated amortization	(256,032)	(133,551)
Net book value	$4,815,184	$66,460

The identifiable intangible assets are amortized over their estimated useful lives.

7. Business combinations

PRA Health Sciences, Inc. - Merger Completion

On July 1, 2021 (the "Merger Date"), ICON plc announced the completion of its Merger with PRA Health Sciences, Inc. ("PRA"). The combined company has retained the name ICON and brings together approximately 37,960 employees across 53 countries, creating the world’s most advanced healthcare intelligence and clinical research organization. The Merger was accounted for as a business combination using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations.

The combined company leverages its enhanced operations to transform clinical trials and accelerate biopharma customers’ commercial success through the development of much needed medicines and medical devices. The new ICON has a renewed focus on leveraging data, applying technology and accessing diverse patient populations to speed up drug development.

Upon completion of the Merger, pursuant to the terms of the merger agreement, PRA became a wholly owned subsidiary of ICON plc. Under the terms of the Merger, PRA shareholders received per share $80 in cash and 0.4125 shares of ICON stock. The trading of PRA common stock on NASDAQ was suspended prior to market open on July 1, 2021.

In the nine months ended September 30, 2021, the Company incurred $182.3 million of Merger-related expenses which were accounted for separately from the business combination and expensed as incurred within the “Transaction and integration related expenses” line item of the condensed consolidated statements of operations. These costs consisted primarily of investment banker fees, advisory fees, legal costs, accounting and consulting fees, share-based compensation expense, and employee retention bonuses. The Company also incurred approximately $78.2 million of financing fees which are included in the “Interest expense” line item in the Condensed Consolidated Statements of Operations for the nine months ended September 30, 2021. The Company deferred $76.2 million of financing costs incurred as a result of the Senior Secured Credit Facility and Senior Secured Notes. These costs will be amortized over the term of the related debt.

The purchase accounting associated with the PRA Merger remains ongoing and we continue to review the acquisition balance sheet. We expect to conclude the purchase accounting exercise by June 30, 2022.

The preliminary Merger Date fair value of the consideration transferred consisted of the following:

(in thousands)
Fair value of cash consideration	$5,308,646
Fair value of ordinary shares issued to acquiree stockholders	5,658,126
Fair value of replacement share-based awards issued to acquiree employees	209,399
Repayment of term loan obligations and accrued interest *	865,800
$12,041,971
* This represents the portion of PRA debt paid by ICON. PRA also paid $401.6 million from available cash to settle debt obligations that existed at the Merger Date.

The following table summarizes the preliminary allocation of the consideration transferred based on management’s estimates of Merger Date fair values of assets acquired and liabilities assumed, with the excess of the purchase price over the estimated fair values of the identifiable net assets acquired recorded as goodwill:

July 1,
2021
(in thousands)
Cash and cash equivalents	$259,971
Accounts receivable and unbilled revenue	934,308
Other current assets	110,691
Fixed assets, net	162,988
Operating lease right-of-use assets	192,345
Goodwill *	8,013,878
Intangible assets, net	4,875,000
Deferred tax assets	172,229
Other assets	35,094
Accounts payable	(50,259)
Accrued expenses and other current liabilities	(342,552)
Current portion of operating lease liabilities	(38,371)
Unearned revenue	(758,901)
Non-current portion of operating lease liabilities	(157,658)
Non-current deferred tax liabilities	(1,313,599)
Other non-current liabilities	(53,193)

Net assets acquired	$12,041,971
* The goodwill in connection with the Merger is primarily attributable to the assembled workforce of PRA and the expected synergies of the Merger. None of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarizes the preliminary estimates of the fair value of identified intangible assets and their respective useful lives as of the Merger Date (in thousands, except for estimated useful lives):

	Estimated Fair Value	Estimated Useful Life
Customer relationship	3,905,000	23 years
Order backlog	489,000	3 years
Trade names	202,000	3 years
Patient database	168,000	7 years
Technology	111,000	5 years
	4,875,000

Since July 1, 2021, PRA has earned revenue of $1,019.7 million and pre-tax net income of $113.4 million in the three months ended September 30, 2021.

Pro forma financial information
The following pro forma financial information was derived from the historical financial statements of the Company and PRA and presents the combined results of operations as if the Merger had occurred on January 1, 2020. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the results that would have actually occurred had the Merger been completed on January 1, 2020. In addition, the pro forma financial information does not give effect to any anticipated cost savings, operating efficiencies or other synergies that may result from the Merger, or any estimated costs that have been or will be incurred by the Company to integrate the assets and operations of PRA. Consequently, actual future results of the Company will differ from the pro forma financial information presented below:

	Nine months ended	Year ended
	September 30	December 31
	2021	2020
	(in thousands, except per share data)
Revenue	$5,580,879	$5,964,653
Net income/(loss)	$231,442	$(151,209)

The pro forma adjustments primarily relate to the amortization of acquired intangible assets, interest expense and amortization of deferred financing costs related to the new financing arrangements. In addition, the pro forma net income for the nine months ended September 30, 2021 was adjusted to exclude certain merger-related nonrecurring adjustments; these adjustments were included in the year ended December 31, 2020 giving effect to the Merger as if it had occurred on January 1, 2020. The nonrecurring merger related adjustments include transaction costs, share-based compensation expense related to the acceleration of share-based compensation awards and replacement share-based awards, and financing fees. The merger related adjustment were tax effected using the Company's effective tax rate.

Acquisitions – MedPass Group ("MedPass")

On January 22, 2020 a subsidiary of the Company, ICON Investments Limited acquired 100% of the equity share capital of the MedPass Group. MedPass is the leading European medical device CRO, regulatory and reimbursement consultancy, that specializes in medical device development and market access. The acquisition of MedPass further enhances ICON’s Medical Device and Diagnostic Research services, through the addition of new regulatory and clinical capabilities in Europe. The integration of MedPass’s services brings noted expertise in complex class 3 medical devices, interventional cardiology and structural heart devices. Accounting for the acquisition of MedPass was finalized in the period ended December 31, 2020.

    The acquisition of MedPass has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has made an assessment of the fair value of assets acquired and liabilities assumed as at that date. The following table summarizes the Company’s fair values of the assets acquired and liabilities assumed:

January 22,
2020
(in thousands)
Cash & cash equivalents	$10,170
Property, plant and equipment	45
Operating right of use assets	539
Goodwill *	27,191
Customer relationships	11,725
Order backlog	2,883
Accounts receivable	3,033
Prepayments and other current assets	158
Accounts payable	(368)
Unearned revenue	(989)
Other liabilities	(2,202)
Current lease liabilities	(219)
Non-current lease liabilities	(320)
Non-current deferred tax liability	(4,090)

Net assets acquired	$47,556

Cash outflows	$46,992
Working capital adjustment paid	564
Contingent consideration **	—

Total consideration	$47,556
* Goodwill represents the acquisition of an established workforce that specializes in medical device development and market access. None of the goodwill recognized is expected to be deductible for income tax purposes.
** The fair value of the contingent consideration was estimated at the date of acquisition as $Nil. Depending on performance of MedPass for the 12 month period ended December 31, 2020, the total consideration could have increased by a maximum of $6.7 million in contingent consideration. In January 2021, the contingent consideration was finalized and a value of $Nil was payable.

8. Equity method investments

The Company has invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare Limited ("Oncacare"). The Company’s investment in Oncacare is accounted for under the equity method due to the Company's ability to exercise significant influence over Oncacare that is considered to be greater than minor. The Company records its pro rata share of the earnings/losses of this investment in 'Share of equity method investments' in the Condensed Consolidated Statement of Operations.

The majority investor has the right to sell the 51% majority voting share capital exclusively to the Company in a two and half year period commencing from January 1, 2023 and ICON also has the right to acquire the 51% majority voting share capital from August 1, 2025.

The following table represents our equity method investments at September 30, 2021:

	Ownership Percentage	Carrying Value	Carrying Value
	September 30, 2021	September 30, 2021	December 31, 2020
		(in thousands)
Oncacare Limited	49%	$3,062	$4,534

The Company has recorded a loss of $0.7 million representing its pro rata share of the losses in Oncacare for the three month period ended September 30, 2021. The Company recorded a loss of $1.5 million for the nine months ended September 30, 2021.

9. Fair value measurements

The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•Level 1 — Quoted prices in active markets for identical assets or liabilities.
•Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 — Unobservable inputs that are supported by little or no market activity. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, unbilled services, contract assets, accounts payable, and unearned revenue approximate fair value due to the short maturities of these instruments.

Recurring Fair Value Measurements
The Company classifies its interests in investments in equity-long term having considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values. The Company determined that the interests in funds at September 30, 2021 and December 31, 2020 meet the definition of equity securities without readily determinable fair values. The Company concluded that the interests held at September 30, 2021 and December 31, 2020 qualify for the Net Asset Value (NAV) practical expedient in ASC 820 'Fair value measurements and disclosures'. Any increases or decreases in fair value are recognized in net income in the period. These are therefore measured at Level 3 of the fair value hierarchy. The value of these investments were $22.8 million at September 30, 2021 and $15.8 million at December 31, 2020.

Non-recurring Fair Value Measurements
Certain assets and liabilities are carried on the accompanying Condensed Consolidated Balance Sheet at cost and are not re-measured to fair value on a recurring basis. These assets include finite-lived intangible assets that are tested for impairment when a triggering event occurs and goodwill and identifiable indefinite-lived intangible assets that are tested for impairment annually or when a triggering event occurs. As of September 30, 2021, assets carried on the balance sheet and not re-measured to fair value on a recurring basis totaled approximately $13,750.4 million and are identified as Level 3 assets. These assets are comprised of goodwill of $8,935.2 million and identifiable intangible assets, net of $4,815.2 million. Refer to "Note 12 - Non-current bank credit lines and loan facilities" for additional information regarding the fair value of long-term debt balances.

10. Restructuring

Restructuring plans reflect rationalizations across the business to improve resource utilization related to the Group's workforce as well as facilities.

	Nine Months Ended	Year ended
	September 30, 2021	December 31, 2020
	(in thousands)

Opening provision	$10,748	$1,637
Additional provisions	6,162	18,089
Utilization	(6,802)	(9,303)
Foreign exchange movement	(93)	325
Ending provision	$10,015	$10,748

In the nine months ended September 30, 2021, a restructuring charge of $6.2 million was recorded in the Condensed Consolidated Statement of Operations, including the recognition of an impairment of right of use assets of $5.7 million. This charge reflects an ongoing restructuring program to rationalize the Company's global office footprint.
At September 30, 2021, the total restructuring provision of $10.0 million included $8.9 million related to office consolidation of which $4.8 million is included within other liabilities and $4.1 million is included within non-current operating lease liabilities. The remaining provision of $1.1 million relates to workforce reduction and is included within other liabilities.

11. Operating leases
    Lease costs recorded under operating leases for the three and nine months ended September 30, 2021 and September 30, 2020 were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in thousands)		(in thousands)
Operating lease costs	$18,905	$7,417	$34,243	$23,274
Income from sub-leases	(312)	(268)	(743)	(781)
Net operating lease costs	$18,593	$7,149	$33,500	$22,493

    Of the total cost of $33.5 million incurred in the nine months ended September 30, 2021 (September 30, 2020: $22.5 million), $31.9 million (September 30, 2020: $20.6 million) is recorded within selling, general and administration costs and $1.6 million (September 30, 2020: $1.9 million) is recorded within direct costs.

    During the three and nine months ended September 30, 2021 and September 30, 2020, costs incurred by the Group related to variable lease payments was de minimis.

    Right-of-use assets obtained during the three months ended September 30, 2021, excluding early termination options, now reasonably certain to be exercised of $Nil (September 30, 2020: $Nil ), totaled $1.1 million (September 30, 2020: $5.3 million). Right-of-use assets obtained during the nine months ended September 30, 2021, excluding early termination options now reasonably certain to be exercised of $4.2 million (September 30, 2020: $1.6 million), totaled $4.9 million (September 30, 2020: $8.2 million). In the three and nine months ended September 30, 2021, office consolidations resulted in the recognition of a restructuring provision. The right-of-use assets related to these offices have been impaired to the extent they are considered onerous and a loss of $5.7 million was recorded (September 30, 2020: $5.4 million) (see note 10 - Restructuring).

The weighted average remaining lease term and weighted-average discount rate at September 30, 2021 were 6.94 years and 2.16%, respectively.

    Future minimum lease payments under non-cancelable leases as of September 30, 2021 were as follows:

Minimum rental payments
(in thousands)	September 30, 2021
Year 1	$67,214
Year 2	55,183
Year 3	36,907
Year 4	24,320
Year 5	20,284
Thereafter	70,292
Total future minimum lease payments	274,200
Lease imputed interest	(21,345)
Total	$252,855

    Operating lease liabilities are presented as current and non-current. Operating lease liabilities of $61.9 million have been included in other liabilities as at September 30, 2021 (September 30, 2020: $24.3 million).

12. Non-current bank credit lines and loan facilities

The Company had the following debt outstanding as of September 30, 2021 and December 31, 2020:

		Principal amount
	Interest rate as of	September 30,	December 31,
(in thousands)	September 30, 2021	2021	2020	Maturity Date
Senior Secured Credit Facility
Term loan	3.00%	$5,501,213	$—	July 2028
Senior Secured Notes	2.875%	500,000	—	July 2026
2020 Senior Notes:
Series A notes		—	275,000
Series B notes		—	75,000
Total debt		6,001,213	350,000
Less current portion of long-term debt		(55,150)	—
Total long-term debt		5,946,063	350,000
Less debt issuance costs and debt discount		(73,343)	(1,523)
Total long-term debt, net		$5,872,720	$348,477

The Company paid a $27.6 million debt discount in connection with the Senior Secured Credit Facility and Senior Secured Notes.

As of September 30, 2021, the contractual maturities of the Company's debt obligations were as follows:

Current maturities of long-term debt:	(in thousands)
2021 (remaining)	$13,788
2022	55,150
2023	55,150
2024	55,150
2025 and thereafter	5,821,975
Total	$6,001,213

The Company's primary financing arrangements are its senior secured credit facilities (the "Senior Secured Credit Facilities"), which consists of a senior secured term loan and a revolving credit facility, and the senior secured notes (the "Senior Secured Notes").

Senior Secured Credit Facilities

In conjunction with the completion of the Merger agreement, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million. The proceeds of the senior secured term loan facility were used to repay in full (i) PRA’s existing credit facilities and (ii) the Company's private placement notes outstanding and fund, in part, the transaction. The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026.

Borrowings under the senior secured term loan facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility will be, at the option of the applicable borrower (as defined in the credit agreement), either (i) the base rate (as described in the credit agreement) plus an applicable margin of 1.50% or (ii) LIBOR plus an applicable margin of 2.50%, in each case, with a step down of 0.25% if the first lien net leverage ratio is equal to or less than 4.00 to 1.00. The senior secured term loan facility is subject to a LIBOR floor of 0.50%.

The interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 1.00%, 0.60% or 0.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively, or (ii) LIBOR (or an alternative reference rate) plus an applicable margin of 2.00%, 1.60% or 1.25% based on ICON’s current corporate family rating assigned by S&P of BB- (or lower), BB or BB+ (or higher), respectively. In addition, lenders of under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn. At September 30, 2021, no amounts have been drawn under the revolving loan facility.

The Borrowers’ (as defined in the credit agreement) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON’s, the Borrowers’ and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the Senior Secured Notes (see below), subject to other permitted liens.

On September 27, 2021, the Company repaid $13.8 million of the senior secured term loan facility and made a quarterly interest payment of $40.4 million.

Senior Secured Notes

In addition to the Senior Secured Credit Facilities, on July 1, 2021, a subsidiary of the Company issued $500 million in aggregate principal amount of 2.875% senior secured notes due 2026 in a private offering (the “Offering”). The Senior Secured Notes will mature on July 15, 2026. The proceeds from the Offering and borrowings made under the Senior Secured Credit Facilities, together with cash on hand, were used to (i) fund the cash consideration payable by ICON for the Merger, (ii) repay existing indebtedness of ICON and PRA and (iii) pay fees and expenses related to the Merger, the Offering and the Senior Secured Credit Facilities. The Senior Secured Notes are guaranteed on a senior secured basis by ICON and its direct and indirect subsidiaries that guarantee the Senior Secured Credit Facilities.

2020 Senior Notes

On December 8, 2020, the Company issued new senior notes, (the "2020 Senior Notes") for aggregate gross proceeds of $350.0 million in the private placement market. The 2020 Senior Notes were issued in two tranches; Series A Notes of $275.0 million at a fixed interest rate of 2.32% and Series B Notes of $75.0 million at a fixed interest rate of 2.43%. The effective interest rate was adjusted by the impact of an interest rate cash flow hedge which was entered into in advance of the rate fixing date. This cash flow hedge was deemed to be fully effective in accordance with ASC 815 'Derivatives and Hedging'. The realized loss related to this derivative was recorded within other comprehensive income and amortized over the life of the 2020 Senior Notes. The effective rate on the 2020 Senior Notes was fixed at 2.41%.

In connection with the Merger, the Company was required to repay the 2020 Senior Notes prior to entering into the Senior Secured Credit Facilities and the Senior Secured Notes. In June 2021, ICON committed to entering into the Senior Secured Credit Facilities and the Senior Secured Notes and therefore committed to replacing the 2020 Senior Notes. The 2020 Senior Notes have been repaid and long term financing consisting of the Senior Secured Credit Facilities and the Senior Secured Notes have been drawn. The 2020 Senior Notes were repaid on July 1, 2021 inclusive of early repayment charges. The total repayment on July 1, 2021 was $364.0 million.

Fair Value of Debt
The estimated fair value of the Company’s debt was $6,035.1 million at September 30, 2021. The fair values of the Senior Secured Credit Facilities and Senior Secured Notes were determined based on Level 2 inputs, which are primarily based on rates at which the debt is traded among financial institutions adjusted for the Company's credit standing.

13. Income taxes
    Income taxes recognized during the three and nine months ended September 30, 2021 and September 30, 2020, comprise:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in thousands)		(in thousands)
Provision for income taxes (excluding restructuring)	$(2,401)	$13,706	$27,880	$34,967
Tax impact of restructuring	(1,162)	—	(1,162)	(2,261)
Provision for income taxes	$(3,563)	$13,706	$26,718	$32,706

    As at September 30, 2021 the Company maintains a $59.8 million liability (December 31, 2020: $19.6 million) for unrecognized tax benefit, which is comprised of $55.4 million (December 31, 2020: $19.1 million) related to items generating unrecognized tax benefits and $4.4 million (December 31, 2020: $0.5 million) for interest related to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

    The Company has analyzed the filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to audit by the major tax jurisdictions where the Company does business are the 2016 through 2020 tax years. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.

14. Net income per ordinary share

Basic net income per ordinary share attributable to the Group has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. The Group is in a net loss position for the three months ended September 30, 2021, and therefore ordinary shares potentially issuable from share-based payment arrangements are anti-dilutive due to the loss in the period, meaning there is no difference between basic and diluted net income per ordinary share attributable to the Group.

There is no difference in net income used for basic and diluted net income per ordinary share.

Basic and diluted net income per ordinary share attributable to the Group for the nine months ended September 30, 2020 includes the adjustment to reflect the accretion of the noncontrolling interest in MeDiNova to its redemption value ("NCI redemption amount).

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	80,771,397	52,737,299	62,264,851	52,885,252
Effect of dilutive share options and other awards outstanding under share based compensation programs	—	457,028	831,006	398,428
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	80,771,397	53,194,327	63,095,857	53,283,680

The reconciliation of net income attributable to the Group and net income attributable to the Group (including NCI redemption amount) as used to calculate net income per ordinary share attributable to the Group is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in thousands)		(in thousands)
Net (loss)/income attributable to the Group	$(94,270)	$91,641	$76,717	$231,097
Noncontrolling interest adjustment to redemption amount	—	—	—	(4,522)
Net income attributable to the Group (including NCI redemption adjustment)	$(94,270)	$91,641	$76,717	$226,575

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net income/(loss) per Ordinary Share attributable to the Group (including NCI redemption adjustment):
Basic	$(1.17)	$1.74	$1.23	$4.28
Diluted	$(1.17)	$1.72	$1.22	$4.25

The diluted net loss per ordinary share attributable to the Group for the three month period ended September 30, 2021 above excludes the effect of dilutive share options and other awards outstanding under share based compensation programs in the amount of 1,521,890 shares.

15. Share-based awards

Share Options

    The following table summarizes option activity for the nine months ended September 30, 2021:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2020	553,746	$108.53	4.86

Assumed through business combinations (a)	2,177,130	$108.78
Granted	100,299	$177.76
Exercised	(913,743)	$113.87
Canceled/expired	(32,784)	$132.25

Outstanding at September 30, 2021	1,884,648	$109.50	5.66

Exercisable at September 30, 2021	1,095,429	$90.80	4.72

(a) Represents stock options issued as replacement awards in connection with the Merger.

    The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at September 30, 2021 was 1,095,429. Fully vested share options at September 30, 2021 have an average remaining contractual term of 4.72 years, an average exercise price of $90.80.

Fair value of Stock Options Assumptions

    The weighted average fair value of options granted during the nine months ended September 30, 2021 and September 30, 2020 was calculated using the Black-Scholes option pricing model. The weighted average grant date fair values and assumptions used were as follows:

	Nine Months Ended
	September 30, 2021	September 30, 2020
Weighted average grant date fair value	$49.15	$42.43
Assumptions:
Expected volatility	30%	30%
Dividend yield	—%	—%
Risk-free interest rate	0.78%	0.57%
Expected life	5 years	5 years

The weighted average fair value of options assumed on the date of the Merger was calculated using the Black-Scholes option pricing model. The weighted average fair values on the date of the Merger and assumptions used were as follows:

July 1, 2021
Weighted average grant date fair value	$107.21
Assumptions:
Expected volatility	30%
Dividend yield	—%
Risk-free interest rate	0.56%
Expected life	3.5 years

    Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

    On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or non-executive Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to non-executive directors during 2019, 2020 and 2021 vest over twelve months.

    The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the nine months ended September 30, 2021:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value
Outstanding at December 31, 2020	159,641	$137.64	341,424	$145.77

Assumed through business combinations (a)	—	$—	589,517	$206.71
Granted	55,444	$177.77	159,796	$210.64
Shares vested	(44,132)	$115.61	(441,328)	$186.03
Forfeited	(4,777)	$115.61	(48,441)	$180.74

Outstanding at September 30, 2021	166,176	$159.11	600,968	$190.56

(a) Represents RSUs issued as replacement awards in connection with the Merger.

    The fair value of PSUs vested for the nine months ended September 30, 2021 totaled $5.1 million (full year 2020: $5.3 million).

    The fair value of RSUs vested for the nine months ended September 30, 2021 totaled $82.1 million (full year 2020: $14.3 million).

    The PSUs vest based on service and specified EPS targets over the periods 2019 – 2021, 2020 – 2022 and 2021 - 2023. Depending on the amount of EPS from 2019 to 2023, up to an additional 83,088 PSUs may also be granted.

Non-cash stock compensation expense

    Non-cash stock compensation expense for the three and nine months ended September 30, 2021 and September 30, 2020 has been allocated as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in thousands)		(in thousands)
Direct costs	$8,787	$2,284	$13,822	$6,472
Selling, general and administrative	17,568	4,687	27,133	13,685
Transaction and integration-related expenses	73,836	—	73,836	—

	$100,191	$6,971	$114,791	$20,157

16. Share capital

    The Company can acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws, and the Company’s constitutional documents through open market share acquisitions.

On July 1, 2021, the Company completed its Merger with PRA. In accordance with the terms of the Merger Agreement, the Company issued 27,372,427 shares of the Company’s ordinary share capital at par value in exchange for all outstanding PRA shares of common stock.

    On January 8, 2019, the Company commenced a share buyback program of up to 1.0 million ordinary shares which was completed during the year ended December 31, 2019 for total consideration of $141.6 million. On October 22, 2019, the Company commenced a further share buyback program. At December 31, 2019, 35,100 ordinary shares were redeemed for a total consideration of $5.3 million. During the year ended December 31, 2020, 1,235,218 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $175.0 million.

During the nine months ended September 30, 2021, no ordinary shares were redeemed by the Company under this buyback program. The buyback program gives a broker authority to acquire the Company’s ordinary shares from time to time on the open market in accordance with agreed terms and limitations. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital reserve as required under Irish Company Law.
17. Business segment information

    The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, the (‘CODM’) in accordance with ASC 280 'Segment Reporting'. The Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer.

    The Company determines and presents operating segments based on the information that is provided to the CODM. The Company operates as one single business segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries. There have been no changes to the basis of segmentation or the measurement basis for the segment results in the period.

    The Company is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. The Company has expanded through both internal growth and a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

    The Company is generally awarded projects based upon responses to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries or work orders executed under our strategic partnership arrangements. Contracts with customers are generally entered into centrally, in most cases with ICON Clinical Research Limited (“ICON Ireland”), the Company’s principal operating subsidiary in Ireland. Revenues, which consist primarily of fees earned under these contracts, are allocated to individual entities within the Group, based on where the work is performed in accordance with the Company’s global transfer pricing model.

    ICON Ireland acts as the group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the Group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the Group and its responsibility for maintaining the Company’s global network. ICON Ireland enters into the majority of the Company’s customer contracts.

    ICON Ireland remunerates other operating entities in the ICON Group on the basis of a guaranteed cost plus mark-up for the services they perform in each of their local territories. The cost plus mark-up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark-up policy is reviewed annually to ensure that it is market appropriate.The integration of entities acquired through the Merger into this global network and global transfer pricing model remains ongoing.

The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such, revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the Group after deducting the cost plus revenues attributable to the activities performed outside Ireland.

    The Company's areas of operation outside of Ireland include the United States, United Kingdom, Austria, Belarus, Belgium, Bulgaria, Croatia, Czechia, Denmark, Finland, France, Georgia, Germany, Greece, Guatemala, Hungary, Italy, Latvia, Lithuania, Norway, Poland, Portugal, Romania, Russia, Serbia, Slovakia, Spain, Sweden, Switzerland, The Netherlands, Turkey, Ukraine, Canada, Argentina, Brazil, Chile, Colombia, Mexico, Peru, China (including Hong Kong), India, Israel, Japan, Malaysia, Singapore, South Korea, The Philippines, Taiwan, Thailand, Australia, New Zealand and South Africa.

    The geographical distribution of the Company’s segment measures as at September 30, 2021 and December 31, 2020 and for the three and nine months ended September 30, 2021 and September 30, 2020 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in thousands)		(in thousands)
Ireland *	$358,026	$250,230	$1,029,877	$844,945
Rest of Europe	471,110	100,635	710,043	292,453
U.S.	934,014	285,550	1,599,623	700,483
Rest of World	103,202	65,314	256,162	199,178

Total	$1,866,352	$701,729	$3,595,705	$2,037,059

* All sales shown for Ireland are export sales.

b) The distribution of income/(loss) from operations by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in thousands)		(in thousands)
Ireland	$95,478	$81,800	$270,126	$194,390
Rest of Europe	92,605	4,713	109,009	22,529
U.S. **	(159,704)	14,399	(133,997)	37,667
Rest of World	(23,271)	7,489	(11,144)	17,055

Total	$5,108	$108,401	$233,994	$271,641
** The U.S geographical area currently includes the full amortization charge associated with the intangible assets acquired in the Merger. Purchase accounting remains provisional at September 30, 2021.
        c) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in thousands)		(in thousands)
Ireland	$9,012	$8,330	$26,943	$24,112
Rest of Europe	3,793	1,631	6,964	4,623
U.S. **	125,238	5,673	136,322	16,886
Rest of World	2,593	1,167	5,088	3,360

Total	$140,636	$16,801	$175,317	$48,981
** The U.S geographical area currently includes the full amortization charge associated with the intangible assets acquired in the Merger. Purchase accounting remains provisional at September 30, 2021.

ICON plc

Management’s discussion and analysis of financial condition and results of operations

    The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included elsewhere herein and the consolidated financial statements and related notes thereto included in our Form 20-F for the year ended December 31, 2020. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

    We are a CRO providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the global CRO partner of choice, delivering best in class information, solutions and performance in clinical and outcomes research.

    We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2021 we employed approximately 37,960 employees, in 159 locations in 53 countries. During the nine months ended September 30, 2021 we derived approximately 44.5%, 48.4% and 7.1% of our revenue in the United States, Europe and Rest of World respectively.

On July 1, 2021, ICON plc announced the completion of its Merger with PRA. The combined company has retained the name ICON and brings together approximately 37,960 employees across 53 countries, creating the world’s most advanced healthcare intelligence and clinical research organization. The combined company leverages its enhanced operations to transform clinical trials and accelerate biopharma customers’ commercial success through the development of much needed medicines and medical devices. The new ICON has a renewed focus on leveraging data, applying technology and accessing diverse patient populations to speed up drug development.

    As the nature of our business involves the management of projects having a typical duration of a few weeks to several years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from clients from year to year.

    Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment. In the event of termination, the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

    Our unsatisfied performance obligation consists of potential revenue yet to be earned from projects awarded by clients. At September 30, 2021 we had unsatisfied performance obligations of approximately $13.0 billion (see note 4 - Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities) for further details). We believe that our remaining or unrealized performance obligations as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of revenue.

    Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

    In addition to translation exposures, we are also subject to transaction exposures when the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations.

    As we conduct operations on a global basis, our effective tax rate depends on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Operating Results

Three Months Ended September 30, 2021

    The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	September 30, 2021	September 30, 2020	2020 to 2021

	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	166.0%

Costs and expenses:
Direct costs	72.8%	70.3%	175.2%
Selling, general and administrative	11.1%	11.8%	149.9%
Depreciation	1.3%	1.7%	107.9%
Amortization	6.2%	0.7%	2,269.6%
Transaction and integration-related expenses	8.0%	0.1%	37,161.4%
Restructuring	0.3%	—%	100.0%

Income from operations	0.3%	15.4%	(95.3)%

Revenue

	Three Months Ended September 30,		Change
(dollars in thousands)	2021	2020	$	%
Revenue	$1,866,352	$701,729	$1,164,623	166.0%

Revenue for the three months ended September 30, 2021 increased by $1,164.6 million, or 166.0%, to $1,866.4 million, compared to $701.7 million for the three months ended September 30, 2020. The increase in revenue in the three months ended September 30, 2021 is due to the Merger and the impact the continued recovery from the COVID-19 global pandemic has had on operations including: our ability to ensure laboratory samples are collected and analyzed on time, our ability to perform on-site monitoring of clinical trials, the ability of patients or service providers to travel, and our ability to travel.

    During the three months ended September 30, 2021 we derived approximately 50.0%, 44.4% and 5.5% of our revenue in the United States, Europe and Rest of World respectively. During the three months ended September 30, 2021, $525.8 million or 28.2% of our revenues were derived from our top 5 customers. New customer accounts are continually added, particularly from mid-tier pharma customers and biotech customers, which over time will continue to result in a reduction in concentration of revenues from our top 5 customers.

    Revenue in Ireland for the three months ended September 30, 2021 increased to $358.0 million compared to $250.2 million for the three months ended September 30, 2020. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 17 - Business segment information for further details). Revenue in our Rest of Europe region increased to $471.1 million compared to $100.6 million for the three months ended September 30, 2020. Revenue in the Rest of World region increased to $103.2 million compared to $65.3 million for the three months ended September 30, 2020. Revenue in the U.S. region increased to $934.0 million from $285.6 million for the three months ended September 30, 2020. Revenue has increased across all regions due to the completion of the Merger on July 1, 2021.

Direct costs

	Three Months Ended September 30,
(dollars in thousands)	2021	2020	Change
Direct costs	$1,357,942	$493,410	$864,532
% of revenue	72.8%	70.3%	175.2%

    Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. Direct costs for the three months ended September 30, 2021 increased by $864.5 million, or 175.2%, to $1,357.9 million compared to $493.4 million for the three months ended September 30, 2020. The increase in direct costs is primarily driven by the Merger but also relates to an increase in third party investigator and other reimbursable costs, an increase in personnel related expenditure and an increase in laboratory costs during the period. As a percentage of revenue, direct costs were 72.8% for the three months ended September 30, 2021 compared to 70.3% for the three months ended September 30, 2020. The increase in direct costs as a percentage of revenue reflect the different activity mix for the three months ended September 30, 2021 compared to the three months ended September 30, 2020 as a result of the Merger.

Selling, general and administrative expenses

	Three Months Ended September 30,
(dollars in thousands)	2021	2020	Change
Selling, general and administrative expenses	$206,713	$82,715	$123,998
% of revenue	11.1%	11.8%	149.9%

Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. Selling, general and administrative expenses for the three months ended September 30, 2021 increased by $124.0 million, or 149.9%, to $206.7 million, compared to $82.7 million for the three months ended September 30, 2020. The increase is primarily driven by the increased headcount and additional facilities as a result of the Merger. As a percentage of revenue, selling, general and administrative expenses decreased to 11.1% compared to 11.8% for the three months ended September 30, 2020.

Depreciation and amortization

	Three Months Ended September 30,
(dollars in thousands)	2021	2020	Change
Depreciation	$24,762	$11,911	$12,851
% of revenue	1.3%	1.7%	107.9%
Amortization	$115,874	$4,890	$110,984
% of revenue	6.2%	0.7%	2,269.6%

    Depreciation expense arises principally from investment in facilities, information systems and equipment to support the Company’s growth. Depreciation expense for the three months ended September 30, 2021 increased by $12.9 million, or 107.9%, to $24.8 million compared to $11.9 million for the three months ended September 30, 2020. As a percentage of revenue the depreciation expense was 1.3%, which decreased from 1.7% for the three months ended September 30, 2020. The increase in depreciation is primarily driven by the Merger.

Amortization expense represents the amortization of intangible assets acquired on business combinations. Amortization of intangibles for the three months ended September 30, 2021 increased by $111.0 million, or 2,269.6%, to $115.9 million compared to $4.9 million for the three months ended September 30, 2020. As a percentage of revenue, amortization expense increased to 6.2%, compared to 0.7% for the three months ended September 30, 2020. The increase in amortization is driven by the Merger and the associated $4,875 million additional intangible assets recognized.

Restructuring, transaction and integration-related expenses associated with the Merger

	Three Months Ended September 30,
(dollars in thousands)	2021	2020	Change
Transaction and integration-related costs	$149,791	$402	$149,389
% of revenue	8.0%	0.1%	37,161.4%
Facilities restructuring costs	$6,162	$—	$6,162
% of revenue	0.3%	—%	100.0%

During the three months ended September 30, 2021, the Company incurred $156.0 million for restructuring, transaction and integration-related expenses associated with the Merger. The charge includes transaction and integration costs of $149.8 million associated with investment banking, advisory costs, retention agreements with employees, accelerated share compensation charges and ongoing integration activities. The transaction and integration-related costs of $0.4 million incurred in the three months ended September 30, 2020 related to expenses incurred as part of ICON's recent acquisitions. The Company has also undertaken a restructuring program following the announcement of the Merger to review its global office footprint and optimize its locations to best fit the requirements of the Company. This program has resulted in a charge of $6.2 million in the three months ended September 30, 2021.

We expect to incur additional expenses associated with the Merger; however, the timing and the amount of these expenses depends on various factors such as, but not limited to, the execution of integration activities and the aggregate amount of synergies we achieve from these activities.

Income from operations

	Three Months Ended September 30,
(dollars in thousands)	2021	2020	Change
Income from operations	$5,108	$108,401	$(103,293)
% of revenue	0.3%	15.4%	(95.3)%

    Income from operations for the three months ended September 30, 2021 decreased by $103.3 million or 95.3% to $5.1 million compared to $108.4 million for the three months ended September 30, 2020. As a percentage of revenue, income from operations decreased to 0.3% compared to 15.4% of revenue for the three months ended September 30, 2020. Income from operations is significantly impacted by Merger related costs incurred in the period.

Income from operations in Ireland increased to a profit of $95.5 million compared to a profit of $81.8 million for the three months ended September 30, 2020. Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 17 - Business segment information for further details). Income from operations in our Rest of Europe region increased to $92.6 million compared to $4.7 million for the three months ended September 30, 2020. Income from operations in our Rest of World region decreased to a loss of $23.3 million compared to a profit of $7.5 million for the three months ended September 30, 2020. Income from operations in the U.S. region decreased to a loss of $159.7 million compared to a profit of $14.4 million for the three months ended September 30, 2020.

Interest income and expense

	Three Months Ended September 30,		Change
(dollars in thousands)	2021	2020	$	%
Interest income	$53	$268	$(215)	(80.2)%
Interest expense	$(102,306)	$(3,239)	$(99,067)	3,058.6%

Interest income for the three months ended September 30, 2021 decreased to $0.1 million, compared to $0.3 million for the three months ended September 30, 2020. Interest expense for the three months ended September 30, 2021 increased to $102.3 million, compared to $3.2 million for the three months ended September 30, 2020 due to the new debt issued to fund the Merger. Interest expense for the three months ended September 30, 2021 includes transaction related financing fees of $55.8 million.

Income tax expense

	Three Months Ended September 30,		Change
(dollars in thousands)	2021	2020
Income tax expense/ (benefit) (excl. restructuring charges)	$(2,401)	$13,706	$(16,107)
Effective income tax rate (excl. restructuring charges)	2.6%	13.0%	(117.5)%
Income tax expense/ (benefit)	$(3,563)	$13,706	$(17,269)
Effective income tax rate	3.7%	13.0%	(126.0)%

    Provision for income taxes decreased to a $3.6 million credit ($2.4 million credit excluding restructuring charges), compared to $13.7 million for the three months ended September 30, 2020. The Company’s effective tax rate for the three months ended September 30, 2021 was 3.7% (2.6% excluding restructuring charges) compared with 13.0% for the three months ended September 30, 2020.

The Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates and the tax treatment of costs related to the Merger.

Operating Results

Nine Months Ended September 30, 2021:

	Nine Months Ended
	September 30, 2021	September 30, 2020	2020 to 2021

	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	76.5%

Costs and expenses:
Direct costs	72.7%	70.9%	81.0%
Selling, general and administrative	10.6%	12.5%	50.5%
Depreciation	1.4%	1.7%	46.7%
Amortization	3.5%	0.7%	763.7%
Transaction and integration-related expenses	5.1%	—%	36,781.9%
Restructuring	0.2%	0.9%	(65.9)%

Income from operations	6.5%	13.3%	(13.9)%

Revenue

	Nine Months Ended September 30, 2021		Change
(dollars in thousands)	2021	2020	$	%
Revenue	3,595,705	$2,037,059	1,558,646	76.5%

Revenue for the nine months ended September 30, 2021 increased by $1,558.6 million, or 76.5%, to $3,595.7 million, compared to $2,037.1 million for the nine months ended September 30, 2020. The increase in revenue in the nine months ended September 30, 2021 is due to the Merger and the impact of the continued recovery from the COVID-19 global pandemic has had on operations including: our ability to ensure laboratory samples are collected and analyzed on time, our ability to perform on-site monitoring of clinical trials, the ability of patients or service providers to travel, and our ability to travel.

    During the nine months ended September 30, 2021 we derived approximately 44.5%, 48.4% and 7.1% of our revenue in the United States, Europe and Rest of World respectively. During the nine months ended September 30, 2021, $1,242.4 million or 34.6% of our revenues were derived from our top 5 customers. New customer accounts are continually added, particularly from mid-tier pharma customers and biotech customers, which over time will result in a reduction in concentration of revenues from our top 5 customers.

    Revenue in Ireland for the nine months ended September 30, 2021 increased to $1,029.9 million compared to $844.9 million for the nine months ended September 30, 2020. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 17 - Business segment information for further details). Revenue in our Rest of Europe region increased to $710.0 million compared to $292.5 million for the nine months ended September 30, 2020. Revenue in the Rest of World region increased to $256.2 million compared to $199.2 million for the nine months ended September 30, 2020. Revenue in the U.S. region increased to $1,599.6 million from $700.5 million for the nine months ended September 30, 2020. Revenue has increased across all regions due to the completion of the Merger on July 1, 2021.
Direct costs

	Nine Months Ended September 30,
(dollars in thousands)	2021	2020	Change
Direct costs	$2,615,309	$1,444,536	$1,170,773
% of revenue	72.7%	70.9%	81.0%

Direct costs for the nine months ended September 30, 2021 increased by $1,170.8 million, or 81.0%, to $2,615.3 million compared to $1,444.5 million for the nine months ended September 30, 2020. The increase in direct costs is primarily related to the Merger but also relates to an increase in third party investigator and other reimbursable costs, an increase in personnel related expenditure and an increase in laboratory costs during the period. As a percentage of revenue, direct costs have increased to 72.7% compared to 70.9% for the nine months ended September 30, 2020.

Selling, general and administrative expenses

	Nine Months Ended September 30,
(dollars in thousands)	2021	2020	Change
Selling, general and administrative expenses	$382,614	$254,309	$128,305
% of revenue	10.6%	12.5%	50.5%

Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems.

Selling, general and administrative expenses for the nine months ended September 30, 2021 increased by $128.3 million, or 50.5%, to $382.6 million, compared to $254.3 million for the nine months ended September 30, 2020. The increase is primarily driven by the increased headcount and additional facilities as a result of the Merger. As a percentage of revenue, selling, general and administrative expenses decreased to 10.6% compared to 12.5% for the nine months ended September 30, 2020.

Depreciation and amortization

	Nine Months Ended September 30,
(dollars in thousands)	2021	2020	Change
Depreciation	$50,702	34,553	$16,149
% of revenue	1.4%	1.7%	46.7%
Amortization	$124,615	$14,428	$110,187
% of revenue	3.5%	0.7%	763.7%

    Depreciation expense arises principally from investment in facilities, information systems and equipment to support the Company’s growth. Depreciation expense for the nine months ended September 30, 2021 increased by $16.1 million, or 46.7%, to $50.7 million compared to $34.6 million for the nine months ended September 30, 2020. As a percentage of revenue the depreciation expense was 1.4%, which decreased from 1.7% for the nine months ended September 30, 2020. The increase in depreciation is primarily driven by the Merger.

Amortization expense represents the amortization of intangible assets acquired on business combinations. Amortization of intangibles for the nine months ended September 30, 2021 increased by $110.2 million, or 763.7%, to $124.6 million compared to $14.4 million for the nine months ended September 30, 2020. As a percentage of revenue, amortization expense increased to 3.5%, compared to 0.7% for the nine months ended September 30, 2020. The increase in amortization is driven by the Merger and the associated $4,875 million additional intangible assets recognized.

Restructuring, transaction and integration-related expenses associated with the Merger

	Nine Months Ended September 30,
(dollars in thousands)	2021	2020	Change
Transaction and integration-related expenses (credit)	$182,309	$(497)	$182,806
% of revenue	5.1%	—%	36,781.9%
Facilities restructuring costs	6,162	18,089	(11,927)
% of revenue	0.2%	0.9%	(65.9)%

During the nine months ended September 30, 2021, the Company incurred $188.5 million for restructuring, transaction and integration-related expenses associated with the Merger. The charge includes transaction and integration costs of $182.3 million associated with investment banking, advisory costs, retention agreements with employees, accelerated share compensation charges and ongoing integration activities. The transaction and integration-related credit of $0.5 million incurred in the nine months ended September 30, 2020 related to the release of contingent consideration net of expenses incurred as part of ICON's recent acquisitions.

The Company has also undertaken a restructuring program following the announcement of the Merger to review its global office footprint and optimize its locations to best fit the requirements of the Company. This program has resulted in a charge of $6.2 million in the nine months ended September 30, 2021. In the nine months ended September 30, 2020, a restructuring charge of $18.1 million was recognized under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization.

We expect to incur additional expenses associated with the Merger; however, the timing and the amount of these expenses depends on various factors such as, but not limited to, the execution of integration activities and the aggregate amount of synergies we achieve from these activities.

Income from operations

	Nine Months Ended September 30,
(dollars in thousands)	2021	2020	Change
Income from operations	$233,994	$271,641	$(37,647)
% of revenue	6.5%	13.3%	(13.9)%

Income from operations for the nine months ended September 30, 2021 decreased by $37.6 million, or 13.9%, to $234.0 million compared to $271.6 million for the nine months ended September 30, 2020. As a percentage of revenue, income from operations decreased to 6.5% compared to 13.3% of revenue for the nine months ended September 30, 2020. Income from operations is significantly impacted by Merger related costs incurred in the period.

Income from operations in Ireland increased to a profit of $270.1 million compared to a profit of $194.4 million for the nine months ended September 30, 2020. Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 17 - Business segment information for further details). Income from operations in our Rest of Europe region increased to $109.0 million compared to $22.5 million for the nine months ended September 30, 2020. Income from operations in our Rest of World region decreased to a loss of $11.1 million compared to a profit of $17.1 million for the nine months ended September 30, 2020. Income from operations in the U.S. region decreased to a loss of $134.0 million compared to a profit of $37.7 million for the nine months ended September 30, 2020.

Interest income and expense

	Nine Months Ended September 30,		Change
(dollars in thousands)	2021	2020	$	%
Interest income	$496	$2,518	$(2,022)	(80.3)%
Interest expense	$(129,584)	$(9,640)	$(119,944)	1,244.2%

Interest income for the nine months ended September 30, 2021 decreased to $0.5 million, compared to $2.5 million for the nine months ended September 30, 2020. Interest expense for the nine months ended September 30, 2021 increased to $129.6 million, compared to $9.6 million for the nine months ended September 30, 2020 due to the new debt issued to fund the Merger. Interest expense for the nine months ended September 30, 2021 includes transaction related financing fees of $78.2 million.

Income tax expense

	Nine Months Ended September 30,		Change
(dollars in thousands)	2021	2020
Income tax expense (excl. restructuring charges)	$27,880	$34,967	$(7,087)
Effective income tax rate (excl. restructuring charges)	25.1%	12.4%	(20.3)%
Income tax expense	$26,718	$32,706	$(5,988)
Effective income tax rate	25.5%	12.4%	(18.3)%

Provision for income taxes decreased to $26.7 million ($27.9 million excluding restructuring charges), compared to $32.7 million ($35.0 million excluding restructuring charges) for the nine months ended September 30, 2020. The Company’s effective tax rate for the nine months ended September 30, 2021 was 25.5% (25.1% excluding restructuring charges) compared with 12.4% for the nine months ended September 30, 2020.

The Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates and the tax treatment of costs related to the Merger.

Liquidity and capital resources

    The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.

    Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred or revenue recognized on contracts.

Cash and cash equivalents and net borrowings

	Balance December 31, 2020	Drawn down/ (repaid)	Net cash inflow/ (outflow)	Other non- cash adjustments	Effect of exchange rates	Balance September 30, 2021
	$ (in thousands)
Cash and cash equivalents	840,305	—	174,299	—	(6,080)	1,008,524
Available for sale investments	1,729	—	(17)	—	—	1,712
2020 Senior notes	(348,477)	(363,992)	—	15,515	—	—
Senior Secured Credit Facilities & Senior Secured Notes	—	6,015,000	(89,985)	2,855	—	(5,927,870)
	493,557	5,651,008	84,297	18,370	(6,080)	(4,917,634)

    The Company’s cash and short term investment balances at September 30, 2021 amounted to $1,010.2 million compared with cash and short term investment balances of $842.0 million at December 31, 2020. The Company’s cash and short term investment balances at September 30, 2021 comprised of cash and cash equivalents of $1,008.5 million and short-term investments of $1.7 million. The Company’s cash and short term investment balances at December 31, 2020 comprised of cash and cash equivalents of $840.3 million and short-term investments of $1.7 million.

    On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes for aggregate gross proceeds of $350.0 million in a private placement. Interest payable was fixed at 3.64%, and was payable semi-annually on the Senior Notes on each June 15 and December 15, commencing June 15, 2016. The Senior Notes were guaranteed by ICON plc and matured on December 15, 2020 at which time they were repaid in full.

On December 8, 2020, ICON Investments Five Unlimited Company issued new senior notes ("2020 Senior Notes") for aggregate gross proceeds of $350.0 million in a private placement which was guaranteed by ICON plc. The 2020 Senior Notes were issued in two tranches; Series A Notes of $275.0 million maturing on December 8, 2023 and Series B Notes of $75.0 million maturing on December 8, 2025. Interest payable on the 2020 Senior Notes was fixed at 2.32% and 2.43% for Series A Notes and Series B Notes respectively. Due to the conditions attached to the additional borrowings to fund the PRA merger, the 2020 Senior Notes were repaid on July 1, 2021 inclusive of early repayment charges. The total repayment on July 1, 2021 was $364.0 million.

The Company entered into an interest rate hedge in respect of the planned issuance of the 2020 Senior Notes in June 2020. The interest rate hedge matured in July 2020 when the interest rates on the 2020 Senior Notes was fixed. The interest rate hedge was effective in accordance with ASC 815 'Derivatives and Hedging'. There was a cash outflow on maturity in July 2020 of $0.9 million, representing the realized loss on the interest rate hedge. The unamortized portion of this loss has been released in the period in line with the commitment to early settle the 2020 Senior Notes.

In conjunction with the completion of the Merger agreement, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). The proceeds of the senior secured term loan facility were used to repay in full (i) PRA’s existing credit facilities and (ii) the Company's private placement notes outstanding and fund, in part, the transaction. The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026. No amounts have been drawn under the revolving loan facility at September 30, 2021.

In addition to the Senior Secured Credit Facilities, on July 1, 2021, the Company, issued $500 million in aggregate principal amount of 2.875% senior secured notes due 2026 in a private offering. The senior secured notes will mature on July 15, 2026 and will bear interest at a rate of 2.875%.

Cash flows

Net cash from operating activities

    Net cash provided by operating activities was $539.3 million for the nine months ended September 30, 2021 compared with cash provided by operating activities of $372.6 million for the nine months ended September 30, 2020. This reflects the movements in working capital balances in the period. The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the delivery of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the delivery of a particular milestone during the period or the timing of cash receipts from customers. A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at September 30, 2021 was 26 days compared with 57 days at December 31, 2020 and 64 days at September 30, 2020. This reflects the timing of cash collections. The increase in cash driven by the decrease in days sales outstanding is offset by payments of transaction related expenses during the nine months ended September 30, 2021.

Net cash used in investing activities

    Net cash used in investing activities was $5,965.2 million for the nine months ended September 30, 2021 compared to net cash used in investing activities of $23.1 million for the nine months ended September 30, 2020. Net cash used in investing activities during the nine months ended September 30, 2021 were primarily related to outflows on completion of the Merger, net of cash acquired of $5,914.5 million. Other cash movements in investing activities were cash outflows of $46.1 million for capital expenditures made mainly relating to investment in facilities and IT infrastructure, a cash outflow of $2.5 million in relation to the Company's investment in Oncacare and cash outflows of $2.2 million for the purchase of investments in equity.

Net cash used in investing activities during the nine months ended September 30, 2020 was largely attributable to cash outflows on the acquisition of Medpass of $47.6 million on January 22, 2020. These were offset in part by cash acquired of $10.2 million. During the nine months ended September 30, 2020, cash used for the purchase of equity method investments was $2.5 million. During the nine months ended September 30, 2020, capital expenditure of $28.0 million was made which was mainly comprised of investment in facilities and IT infrastructure. In addition, $2.7 million was used for the purchase of investments in equity. During the nine months ended September 30, 2020 $47.9 million was generated by the sale of short term investments.

Net cash used in financing activities

    Net cash provided by financing activities during the nine months ended September 30, 2021 amounted to $5,600.2 million compared to net cash used in financing activities of $162.8 million for the nine months ended September 30, 2020. During the nine months ended September 30, 2021, the Company drew down external financing of $6,015 million to fund the completion of the Merger. This was offset by payments for debt issue costs of $109.9 million. As part of the external financing, the Company paid financing professional fees of $30.3 million and made payments of principal on the external debt of $13.8 million. The Company also repaid the 2020 Senior Notes on 1 July 2021, including early repayment charges, totaling $364.0 million. During the nine months ended September 30, 2021, $104.1 million was received by the Company from the exercise of share options.

During the nine months ended September 30, 2020, $175.0 million was recognized in relation to the Company's share repurchase program. In addition, $12.3 million was received by the Company from the exercise of share options.

Net cash outflow

    As a result of these cash flows, cash and cash equivalents increased by $168.2 million for the nine months ended September 30, 2021 compared to an increase of $187.7 million for the nine months ended September 30, 2020.

Inflation

    We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.

Legal proceedings

On April 20, 2020, an individual named Chrystal Miller (“Miller”) who previously worked for a subsidiary of the Company, ICON Clinical Research LLC (“ICON Clinical”), filed a putative class action lawsuit, Chrystal Miller v. ICON plc et al., in the Superior Court of California, County of San Mateo. Her lawsuit was brought against the Company, ICON Clinical, DOCS Global, Inc., a subsidiary of the Company, and an individual former employee of ICON Clinical (collectively, “the ICON defendants”). Miller has filed several amended complaints and the operative complaint alleges that the ICON defendants violated the California Labor Code and the California Business & Professions Code by failing to pay overtime wages, provide meal and rest periods, provide accurate, itemized wage statements, timely pay all final wages, and provide personnel records upon request to Clinical Research Associates employed in California from April 20, 2016, to June 22, 2020. The suit seeks monetary damages, interest, injunctive relief, and attorneys’ fees and costs. ICON Clinical has filed a cross-complaint against Miller alleging causes of action for fraud, negligent misrepresentation and breach of contract. The case has been removed to federal court and is pending in the United States District Court, Northern District of California. The ICON defendants deny the allegations that they have acted unlawfully and are vigorously defending the lawsuit.

We do not expect the Miller litigation or any other litigation to have a materially adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Risk Factors

Following the completion of the Merger on July 1, 2021 the Company supplemented its existing risk factors as detailed in the Form 20-F for the year ended December 31, 2020 with the following additional risk factors:

The substantial additional indebtedness that ICON incurred in connection with the transaction could adversely affect the combined company’s business, financial condition or results of operations.

Following completion of the Merger and the other transactions contemplated by the merger agreement, the combined company has a substantial amount of debt. ICON borrowed approximately $6,015 million in order to pay PRA stockholders the cash consideration due to them as merger consideration under the merger agreement, pay related fees and transaction costs in connection with the transactions, and refinance certain existing indebtedness of PRA. ICON’s consolidated borrowings were $5,927.9 million as at September 30, 2021. This increased level of borrowings could adversely affect the combined company in a number of ways, including, but not limited to, by making it more difficult for the combined company to satisfy its obligations with respect to its debt or to its trade or other creditors, requiring a substantial portion of the combined company’s cash flows from operations for the payment of interest on the combined company’s debt, reducing the combined company’s flexibility to respond to changing business and economic conditions, and reducing funds available for the combined company’s investments in research and development, capital expenditures and other activities. If ICON cannot service its debt, it may have to take actions such as selling assets, seeking additional debt or equity, or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances.

In addition, ICON’s increased level of indebtedness could adversely affect ICON’s credit rating, which could result in increased borrowing costs for the combined company in the future. No assurances can be made that ICON will be able to refinance any indebtedness incurred in connection with the Merger on terms acceptable to it or at all.

The combined company may not be able to retain customers or suppliers, or attract new customers, or customers or suppliers may seek to modify contractual obligations with the combined company, which could have an adverse effect on the combined company’s business and operations.

As a result of the Merger, the combined company may experience strain in relationships with customers and suppliers that may harm the combined company’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the Merger (whether or not contractual rights are triggered as a result of the Merger) or may decline to award new business to, or renew existing contracts or enter into new long-term agreements with, the combined company. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the Merger or that the combined company will be able to attract new customers. If any of the customers or suppliers seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, or if the combined company is unable to attract new customers, then the combined company’s business and results of operations may be harmed.

Combining the businesses of ICON and PRA may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the Merger, which may adversely affect the combined company’s business results and negatively affect the market price of ICON ordinary shares following the Merger.

The success of the Merger will depend on, among other things, the ability of ICON and PRA to combine their businesses in a manner that facilitates growth opportunities and realizes cost savings. ICON and PRA have entered into the merger agreement because each believes that the Merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of its respective stockholders and that combining the businesses of ICON and PRA will produce benefits and cost savings.

However, ICON and PRA must successfully combine their respective businesses in a manner that permits these benefits to be realized. In addition, the combined company must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully, or at all, or may take longer to realize than expected.

An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the ordinary shares of the combined company.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and cost savings, if achieved, may be lower than what ICON and PRA expect and may take longer to achieve than anticipated. If ICON and PRA are not able to adequately address integration challenges, they may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.

The failure to integrate successfully the businesses and operations of ICON and PRA in the expected time frame may adversely affect the combined company’s future results.

ICON and PRA have operated independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key ICON employees or key PRA employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. In addition, due to the integration process, customers may be slow to award new business to the combined company or may not award new business to the combined company at all. Specifically, the following issues, among others, must be addressed in integrating the operations of ICON and PRA in order to realize the anticipated benefits of the Merger so the combined company performs as expected:

•combining the companies’ operations and corporate functions;

•combining the businesses of ICON and PRA and meeting the capital requirements of the combined         company, in a manner that permits the combined company to achieve the synergies and other benefits anticipated to result from the Merger;

•integrating personnel from the two companies;

•integrating the companies’ technologies, systems and processes;

•integrating and unifying the offerings and services available to customers;

•identifying and eliminating redundant and underperforming functions and assets;

•harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•maintaining existing agreements with customers, distributors, providers and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers and vendors;

•addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•consolidating the companies’ administrative and information technology infrastructure;

•coordinating distribution and sales and marketing efforts;

•managing the movement of certain positions to different locations;

•coordinating geographically dispersed organizations; and

•effecting actions that may be required in connection with obtaining regulatory approvals.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

ICON may be unable to realize anticipated cost and tax synergies and expects to incur substantial expenses related to the Merger.

ICON expects to generate run rate cost synergies of approximately $150 million and tax savings from the combined target effective tax rate both to be realized within approximately four years after completion of the Merger. ICON’s ability to achieve such estimated cost and tax synergies in the timeframe described, or at all, is subject to various assumptions by ICON’s management, which may or may not prove to be accurate, as well as the incurrence of costs in ICON’s operations that offset all or a portion of such cost synergies. As a consequence, ICON may not be able to realize all of these cost and tax synergies within the timeframe expected or at all. In addition, ICON may incur additional or unexpected costs in order to realize these cost and tax synergies. ICON’s ability to realize tax synergies is subject to uncertainties. Failure to achieve the expected cost and tax synergies could significantly reduce the expected benefits associated with the Merger. In addition, ICON has incurred and will incur substantial expenses in connection with completion of the Merger. ICON expects to continue to incur non-recurring costs associated with consummating the Merger, combining the operations of the two companies and achieving the desired cost synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of nonrecurring expenses will consist of transaction costs related to the merger and include, among others, fees paid to financial, legal and accounting advisors, employee benefit costs and filing fees. Such costs, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of ICON following the completion of the Merger.

The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.

The combined company may be exposed to increased litigation from stockholders, customers, suppliers, consumers and other third parties due to the combination of ICON’s business and PRA’s business following the Merger. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.

Upon completion of the transaction, PRA stockholders became ICON shareholders, and the market price for ICON ordinary shares may be affected by factors different from those that historically have affected the market price of PRA’s shares.

Upon completion of the transaction, PRA stockholders became ICON shareholders. ICON’s and PRA’s businesses differ and, accordingly, the results of operations of the combined company will be affected by some factors that are different from those currently or historically affecting the results of operations of ICON and those currently or historically affecting the results of operations of PRA.

Resales of ICON ordinary shares following the Merger may cause the market price of ICON ordinary shares to decline.

ICON issued 27,372,427 ICON ordinary shares in connection with the Merger. The issuance of these new ICON ordinary shares and the sale of additional ICON ordinary shares that may become eligible for sale in the public market from time to time could have the effect of depressing the market price for ICON ordinary shares. The increase in the number of ICON ordinary shares may lead to sales of such ICON ordinary shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, ICON ordinary shares.

The market price of ICON ordinary shares may decline as a result of the transaction.

The market price of ICON ordinary shares may decline as a result of the transaction if, among other things, the combined company is unable to achieve the expected growth in revenues and earnings, or if the cost savings estimates in connection with the integration of ICON’s and PRA’s businesses are not realized or if the transaction costs related to the transaction are greater than expected. The market price also may decline if the combined company does not achieve the perceived benefits of the transaction as rapidly or to the extent anticipated by the market or if the effect of the transaction on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

ICON does not expect to pay any cash dividends for the foreseeable future.

ICON currently does not expect to declare dividends on ICON ordinary shares and has not done so in the past. Any determination to declare or pay dividends in the future will be at the discretion of the ICON board of directors, subject to relevant laws and dependent on a number of factors, including ICON’s earnings, capital requirements and overall financial condition. Therefore, the only opportunity for PRA stockholders to achieve a return on the ICON ordinary shares received as share consideration may be if the market price of ICON ordinary shares appreciates and shares received as share consideration are sold at a price higher than the implied value of the share consideration. The market price for ICON ordinary shares may not appreciate and may fall below the implied value of the share consideration.

A future transfer of ICON ordinary shares, other than one effected by means of the transfer of book entry interests in DTC, may be subject to Irish stamp duty.

Transfers of ICON ordinary shares effected by means of the transfer of book entry interests in DTC should not be subject to Irish stamp duty where ICON ordinary shares are traded through DTC, either directly or through brokers that hold such shares on behalf of customers through DTC. However, if you hold ICON ordinary shares as of record rather than beneficially through DTC, any transfer of ICON ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for Irish stamp duty to arise could adversely affect the price of ICON ordinary shares.

There may be less publicly available information concerning ICON than there is for issuers that are not foreign private issuers because ICON, as a foreign private issuer, is exempt from a number of rules under the Exchange Act, is permitted to file less information with the SEC than issuers that are not foreign private issuers and is permitted to follow home country practice in lieu of the listing requirements of Nasdaq, subject to certain exceptions.

As a foreign private issuer under the Exchange Act, ICON is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, ICON is exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The members of the ICON management board, officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning ICON than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies. In addition, certain information may be provided by ICON in accordance with Irish law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. Further, as a foreign private issuer, under Nasdaq rules, ICON is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq, including, for example, certain internal controls as well as board, committee and director independence requirements. Accordingly, if ICON remains a foreign private issuer after the merger, you may not have the same protections afforded to shareholders of companies that are required to comply with all of the Nasdaq corporate governance requirements.

ICON is a public limited company incorporated under the laws of Ireland and a substantial portion of its assets are, and many of its directors and officers reside, outside of the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States against ICON or ICON’s directors and members of the ICON board.

ICON is organized under the laws of Ireland. A substantial portion of ICON’s assets are located outside the United States, and many of ICON’s directors and officers and some of the experts named in this joint proxy statement/prospectus are residents of jurisdictions outside of the United States and the assets of such persons may be located outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon ICON and those directors, officers and experts, or to enforce judgments obtained in U.S. courts against ICON or such persons either inside or outside of the United States, or to enforce in U.S. courts judgments obtained against ICON or such persons in courts in jurisdictions outside the United States, in any action predicated upon the civil liability provisions of the federal securities laws of the United States.

There is no certainty that civil liabilities predicated solely upon the federal securities laws of the United States can be enforced in Ireland, whether by original action or by seeking to enforce a judgment of U.S. courts. In addition, punitive damages awards in actions brought in the United States or elsewhere may be unenforceable in Ireland.

We rely on third parties to provide certain data and other information to us. Our suppliers or providers might increase our cost to obtain, restrict our use of or refuse to license data, which could lead to our inability to access certain data or provide certain services and, as a result, materially and adversely affect our operating results and financial condition.

Our services are derived from, or include, the use of data we collect from third parties. We have several data suppliers that provide us with a broad and diverse scope of information that we collect, use in our business and sell.

We generally enter into long-term contractual arrangements with many of our data suppliers. At the time we enter into a new data supply contract or renew an existing contract, suppliers may increase our cost to obtain and use the data provided by such supplier, increase restrictions on our ability to use or sell such data, or altogether refuse to license the data to us. Also, our data suppliers may fail to meet or adhere to our quality control standards or fail to deliver the data to us. Although no single supplier is material to our business, if suppliers that collectively provide a significant amount of the data we receive or use were to increase our costs to obtain or use such data, further restrict our access to or use of such data, fail to meet or adhere to our quality control standards, refuse to provide or fail to deliver data to us, our ability to provide data-dependent services to our clients may be adversely impacted, which could have a material adverse effect on our business, results of operations, financial condition or cash flow.

We rely on third parties for important products, services and licenses to certain technology and intellectual property rights and we might not be able to continue to obtain such products, services and licenses.
We depend on certain third parties to provide us with products and services critical to our business. Such services include, among others, suppliers of drugs for patients participating in trials, suppliers of kits for use in our laboratories, suppliers of reagents for use in our testing equipment and providers of maintenance services for our equipment. The failure of any of these third parties to adequately provide the required products or services, or to do so in compliance with applicable regulatory requirements, could have a material adverse effect on our business.

Some of our services rely on intellectual property, technology and other similar property owned and/or controlled by third parties. Our licenses to this property and technology could terminate or expire and we might not be able to replace these licenses in a timely manner. Also, we might not be able to renew these licenses on similar terms and conditions. Failure to renew these licenses, or renewals of these licenses on less advantageous terms, could have a material adverse effect on our business, results of operations, financial condition or cash flow.

Forward-Looking Statements

    Certain statements contained herein are forward looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. Actual results may differ materially from those stated or implied by forward looking statements due to risks and uncertainties associated with the Company’s business and forward looking statements are not guarantees of future performance. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. Please also refer to the Form 20-F filed on February 24, 2021 for risks and uncertainties facing the Company.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/Brendan Brennan
Date:	November 9, 2021	Brendan Brennan
Chief Financial Officer